UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

    PennyMac Mortgage Investment Trust

(Name of Issuer)

    Common Stock

(Title of Class of Securities)

    70931T103

(CUSIP Number)

    December 31, 2009

(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 70931T103		Page 2 of 7 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bridger Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,100,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,100,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 70931T103		Page 3 of 7 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Roberto Mignone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,100,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,100,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 7 Pages

Item 1(a).	Name of Issuer: PennyMac Mortgage Investment Trust

Item 1(b).	Address of Issuer’s Principal Executive Offices:

27001 Agoura Road, Third Floor, Calabasas, California, 91301, United States

Item 2(a, b, c).	Name of Persons Filing, Address of Principal Business Office, Citizenship:

Bridger Management, LLC, a Delaware limited liability company; and

Mr. Roberto Mignone (“Mr. Mignone”), each having offices at 90 Park Avenue – 40th Floor, New York, NY 10016. Mr. Mignone is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 70931T103

Item 3.	Not Applicable.

Item 4.	Ownership.

1.	Bridger Management, LLC:

(a)	Amount beneficially owned: 1,100,000 shares.

(b)	Percent of class: 6.6%. The percentage of Common Stock reported as beneficially owned is based upon 16,735,317 shares outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,100,000 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,100,000 shares.

Page 5 of 7 Pages

2.	Roberto Mignone

(a)	Amount beneficially owned: 1,100,000 shares.

(b)	Percent of class (determined as set forth in paragraph 1(b) of this Item 4): 6.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,100,000 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,100,000 shares.

The Common Stock reported herein is beneficially owned as a result of the purchase of such shares by certain accounts managed by Bridger Management, LLC. Mr. Mignone is the managing member of Bridger Management, LLC.

Item 5.	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Common Stock reported herein is held by certain accounts managed by Bridger Management, LLC. No such interest relates to more than 5% of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 6 of 7 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows:]

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 12, 2010

BRIDGER MANAGEMENT, LLC

By:	/s/ ROBERTO MIGNONE
Roberto Mignone, Managing Member

/s/ ROBERTO MIGNONE
Roberto Mignone, Individually